UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

ELAN CORPORATION, PLC

(Names of Subject Company (Issuer))

ECHO PHARMA ACQUISITION LIMITED

(Name of Filing Persons (Offeror))

ECHO ACQUISITION LUX THREE SARL

ECHO ACQUISITION LUX TWO SARL

ECHO ACQUISITION LUX ONE SARL

RPI INTERNATIONAL PARTNERS, LP

PHARMACEUTICAL INVESTORS, LP

PHARMA MANAGEMENT, LLC

RP MANAGEMENT, LLC

(Names of Filing Persons (Other Person))

Ordinary Shares, par value €0.05 each

(Title of Class of Securities)

G29539106

(CUSIP Number of Class of Securities)

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

284131208

(CUSIP Number of Class of Securities)

George Lloyd

Echo Pharma Acquisition Limited

c/o RP Management, LLC

110 East 59th St., Suite 3300

New York, New York 10022

Telephone: (212) 882-0200

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

With a copy to:

Jeffrey L. Kochian

Akin Gump Strauss Hauer & Feld LLP

One Bryant Park

New York, New York 10036

Telephone: (212) 872-8069

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$5,875,634,970.00	$801,436.61

(1)	Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 522,278,664 ordinary shares, nominal value €0.05 per share, at $11.25 per share. This includes (i) 509,959,719 ordinary shares (including ordinary shares represented by American Depositary Shares) outstanding based on the target’s U.S. public filings and (ii) 12,318,945 ordinary shares issuable pursuant to the exercise or vesting of options and restricted stock units (including only options with an exercise price at or below $11.25) as disclosed by the target.
(2)	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Value by 0.00013640.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

This Tender Offer Statement on Schedule TO (this “Schedule TO”) relates to the tender offer by Echo Pharma Acquisition Limited (“Royalty Pharma”) for all of the issued and to be issued ordinary shares, nominal value €0.05 per share (the “Elan Shares”), of Elan Corporation, plc (the “Company”) at a price per share of $11.25, upon the terms and conditions set forth in the Cash Offer, dated May 2, 2013 (the “Offer Document”), a copy of which is attached as Exhibit (a)(1)(A), and in the related forms of acceptance and ADS letter of transmittal (the “ADS Letter of Transmittal”), forms of which are attached as Exhibits (a)(1)(B), (a)(1)(C) and (a)(1)(D), which, together with any amendments or supplements, collectively constitute the “Offer.”

This Schedule TO is being filed on behalf of Royalty Pharma. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer Document.

All the information set forth in the Offer Document is in corporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer Document under the caption “Frequently asked questions” is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002(a) – (c)

(a) Name and Address. The name of the subject company, and the address and telephone number of its principal executive offices are as follows:

Elan Corporation, plc
Treasury Building
Dublin 2, Ireland
011-353-1-709-4000

(b) Securities. This Schedule TO relates to the Offer by Royalty Pharma to purchase all issued and to be issued Elan Shares, including Elan Shares represented by American Depositary Shares (“Elan ADSs”). As of April 30, 2013, based on information provided by the Company, there were (i) 510,033,256 Elan Shares, including Elan ADSs, in issue and (ii) 12,318,945 Elan Shares that could be issued to satisfy the exercise and vesting of options and restricted stock units (including only options with an exercise price at or below $11.25) outstanding. The information set forth in the Offer Document under the caption “Letter from the Chairman of Royalty Pharma” is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption “Appendix III—Section 5 (Market quotations)” of the Offer Document is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003(a) – (c)

(a) – (c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer Document under the following captions is incorporated herein by reference:

Letter from the Chairman of Royalty Pharma—Section 7 (Information on Royalty Pharma)

Appendix III—Section 2 (Directors and company information)

Appendix III—Section 3 (Shareholders and ownership structure of Royalty Pharma and RP Management)

Appendix IV— Additional information on the directors and executive officers of Royalty Pharma and related entities

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004(a)

(a) Material Terms. The information set forth in the Offer Document under the following captions is incorporated herein by reference:

Frequently asked questions

Actions to be taken to accept the Offer

Important dates and times

Letter from the Chairman of Royalty Pharma

Appendix I

Appendix III—Section 7 (Taxation)

Appendix III—Section 8 (Net Cash Rights)

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005(a) and (b)

(a) Transactions. The information set forth in the Offer Document under the caption “Appendix III—Section 6 (Shareholdings and dealings)” is incorporated herein by reference.

(b) Significant Corporate Events. The information set forth in the Offer Document under the following captions is incorporated herein by reference:

Letter from the Chairman of Royalty Pharma—Section 3 (Background to the Offer)

Appendix III—Section 10 (Other information)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006(a) and (c)(1) – (c)(7)

(a) Purposes. The information set forth in the Offer Document under the following captions is incorporated herein by reference:

Letter from the Chairman of Royalty Pharma—Section 3 (Background to the Offer)

Letter from the Chairman of Royalty Pharma—Section 4 (Compelling reasons for acceptance)

(c)(1) – (c)(7) Plans. The information set forth in the Offer Document under the following captions is incorporated herein by reference:

Frequently asked questions

Letter from the Chairman of Royalty Pharma— Section 3 (Background to the Offer)

Letter from the Chairman of Royalty Pharma— Section 4 (Compelling reasons for acceptance)

Letter from the Chairman of Royalty Pharma—Section 9 (Financing of the Offer)

Letter from the Chairman of Royalty Pharma—Section 10 (Future intentions regarding Elan, its management, employees and assets)

Letter from the Chairman of Royalty Pharma—Section 12 (Compulsory acquisition, de-listing, and re-registration)

Appendix I—Part B, Section 6 (General)

Appendix III—Section 4 (Financing arrangements)

Appendix III—Section 10 (Other information)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007(a), (b) and (d)

(a) Source of Funds. The information set forth in the Offer Document under the following captions is incorporated herein by reference:

Frequently asked questions

Letter from the Chairman of Royalty Pharma—Section 9 (Financing of the Offer)

Appendix III—Section 4 (Financing arrangements)

(b) Conditions. The information set forth in the Offer Document under the following captions is incorporated herein by reference:

Frequently asked questions

Letter from the Chairman of Royalty Pharma—Section 9 (Financing of the Offer)

Appendix III—Section 4 (Financing arrangements)

Appendix I—Part A (Conditions of the Offer)

(d) Borrowed Funds. The information set forth in the Offer Document under the following captions is incorporated herein by reference:

Frequently asked questions

Letter from the Chairman of Royalty Pharma—Section 9 (Financing of the Offer)

Appendix III—Section 4 (Financing arrangements)

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer Document under the caption “Appendix III—Section 6 (Shareholdings and dealings)” is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer Document under the caption “Appendix III—Section 6 (Shareholdings and dealings)” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009(a)

(a) Solicitations or Recommendations. The information set forth in the Offer Document under the following captions is incorporated herein by reference:

Frequently asked questions

Actions to be taken to accept the Offer

Letter from the Chairman of Royalty Pharma

Appendix I—Part C (Procedures for acceptance of the Offer for holders of Elan ADSs)

Appendix I—Part D (Procedures for acceptance of the Offer for holders of Elan Shares)

Appendix III—Section 10 (Other information)

Item 10.	Financial Statements.

Regulation M-A Item 1010(a) and (b)

(a) Financial Information. The financial condition of Royalty Pharma is not material to the Offer.

(b) Pro Forma Financial Information. The pro forma financial statements of Royalty Pharma are not material to the Offer.

Item 11.	Additional Information.

Regulation M-A Item 1011 (a) and (c)

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer Document under the following captions is incorporated herein by reference:

Frequently asked questions

Letter from the Chairman of Royalty Pharma

Appendix I—Conditions and further terms of the Offer

Appendix III—Section 2 (Directors and company information)

Appendix III—Section 3 (Shareholders and ownership structure of Royalty Pharma and RP Management)

Appendix III—Section 10 (Other information)

(c) Other Material Information. The information set forth in the Offer Documentand the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits

Regulation M-A Item 1016(a), (b), (d), (g) and (h)

Exhibit No.	Description

(a)(1)(A)	Cash Offer, dated May 2, 2013.

(a)(1)(B)	Form of Acceptance for Holders of Certificated Elan Shares.

(a)(1)(C)	Form of Acceptance for Holders of Elan Shares Through CREST.

(a)(1)(D)	Form of ADS Letter of Transmittal.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Etc.

(a)(1)(F)	Form of Letter to Clients.

(a)(1)(G)	Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on February 25, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on February 25, 2013.

(a)(1)(H)	Announcement by Royalty Pharmaissued on March 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.

(a)(1)(I)	Presentation by Royalty Pharma made available on March 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.

(a)(1)(J)	Announcement by Royalty Pharma issued on April 3, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 3, 2013.

(a)(1)(K)	Presentation by Royalty Pharma made available on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.

(a)(1)(L)	Announcement issued pursuant to Rule 2.5 of the Irish Takeover Rules issued on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.

(a)(1)(M)	Press Release issued by Royalty Pharma on May 2, 2013.

(a)(1)(N)	Summary Advertisement as published in the The New York Times on May 2, 2013.

(a)(1)(O)	Summary Advertisement as published in The Irish Examiner and The Irish Independent on May 2, 2013.

(b)(1)	Form of Senior Secured Bridge Credit Agreement, by and among State Street Custodial Services (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as Syndication agent.

(b)(2)	Form of Amended and Restated Credit Agreement, by and among RPI Finance Trust(the “A&R Credit Borrower”), certain affiliates of the A&R Agreement Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.

(d)	None.

(g)	None.

(h)	None.

Item 13.	Information Required by Schedule 13E-3

Not applicable.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 2, 2013

Echo Pharma Acquisition Limited

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Director

Echo Acquisition Lux Three Sarl

By:	/s/ Hugo Froment
Name: Hugo Froment
Title: Manager

Echo Acquisition Lux Two Sarl

By:	/s/ Hugo Froment
Name: Hugo Froment
Title: Manager

Echo Acquisition Lux One Sarl

By:	/s/ Hugo Froment
Name: Hugo Froment
Title: Manager

RPI International Partners, LP

By:	Pharmaceutical Investors, LP, Managing General Partner

By:	Pharma Management, LLC, General Partner

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Member

Pharmaceutical Investors, LP

By:	Pharma Management, LLC, General Partner

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Member

Pharma Management, LLC

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Member

RP Management, LLC

By:	/s/ Pablo Legorreta
Name: Pablo Legorreta
Title: Chief Executive Officer and Managing Member

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Cash Offer, dated May 2, 2013.

(a)(1)(B)	Form of Acceptance for Holders of Certificated Elan Shares.

(a)(1)(C)	Form of Acceptance for Holders of Elan Shares Through CREST.

(a)(1)(D)	Form of ADS Letter of Transmittal.

(a)(1)(E)	Form of Letter to Brokers, Dealers, Etc.

(a)(1)(F)	Form of Letter to Clients.

(a)(1)(G)	Announcement issued pursuant to Rule 2.4 of the Irish Takeover Rules issued on February 25, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on February 25, 2013.

(a)(1)(H)	Announcement by Royalty Pharmaissued on March 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.

(a)(1)(I)	Presentation by Royalty Pharma made available on March 6, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on March 6, 2013.

(a)(1)(J)	Announcement by Royalty Pharma issued on April 3, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 3, 2013.

(a)(1)(K)	Presentation by Royalty Pharma made available on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.

(a)(1)(L)	Announcement issued pursuant to Rule 2.5 of the Irish Takeover Rules issued on April 15, 2013, incorporated by reference to Schedule TO-C filed by RP Management, LLC on April 15, 2013.

(a)(1)(M)	Press Release issued by Royalty Pharma on May 2, 2013.

(a)(1)(N)	Summary Advertisement as published in the The New York Times on May 2, 2013.

(a)(1)(O)	Summary Advertisement as published in The Irish Examiner and The Irish Independent on May 2, 2013.

(b)(1)	Form of Senior Secured Bridge Credit Agreement, by and amongState Street Custodial Services (Ireland) Limited, solely in its capacity as trustee of Royalty Pharma Investments (the “Bridge Credit Borrower”), certain affiliates of the Bridge Credit Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as Syndication agent.

(b)(2)	Form of Amended and Restated Credit Agreement, by and among RPI Finance Trust (the “A&R Credit Borrower”), certain affiliates of the A&R Agreement Borrower from time to time party thereto, each lender from time to time party thereto, Bank of America, N.A., as administrative agent, and JPMorgan Chase Bank, N.A., as syndication agent.

(d)	None.

(g)	None.

(h)	None.